Filed by AETNA Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: AETNA Inc.
                                                  Commission File No. 001-11913


               Aetna Financial Services/Aetna International Sale
                              Questions & Answers

1.       What are the basic terms of the agreement?

         Sale Price             approximately $7.7 Billion
         Assumption of Debt     approximately $2.7 Billion
         Cash to shareholders   approximately $5 Billion ($7.7 - $2.7)
         Taxes                  Minimal for Aetna

2.       How is the transaction structured?

         Aetna will spin off the health business to shareholders, resulting in each Aetna shareholder receiving for each share of Aetna that they own one share in the health company, which will be renamed Aetna Inc. Simultaneously ING will acquire the parent company (now called Aetna Inc.) and its remaining legal entities (e.g., ALIAC and Aetna International), which house the remaining financial services and international businesses. In addition to receiving one share in the health company in exchange for each share held prior to the deal, shareholders will receive approximately $35 per share in cash from ING.

3.       How exactly does this happen?  Spin, sale, debt?

         All of the transactions within the sale will happen essentially simultaneously in approximately the following manner:

o        Aetna U.S. Healthcare is spun off to shareholders of Aetna Inc. stock;

o Simultaneously, the parent company (now called Aetna Inc.) merges with a subsidiary of ING;

o Shareholders receive one share in the health company in exchange for each share held prior to the deal and approximately $35 in cash from ING in exchange for each share of Aetna stock.

o        The new health company will be named Aetna Inc.

4.       What are the total proceeds from the sale?

         The cash to shareholders from ING is approximately $35 per share. Shareholders also will receive a share of the health company. The total value of the ING deal is approximately $7.7 billion, including ING's assumption of approximately $2.7 billion in debt.

5.       What is the value of the deal to shareholders?

         Net proceeds / # Shares: $5 B / 141.1 M = approximately $35 Plus the value of the new health company shares as determined by the market.

6.       What will happen with the cash proceeds?

         ING will pay all cash - approximately $5 billion -- directly to shareholders.

7. Will any of the proceeds be used for debt reduction or a share repurchase?

         No.  All cash will go directly to shareholders.

8.       How will the spinoff of the health business work?

         Each person who holds Aetna stock when the deal closes will receive one share in the health company in exchange for each share of Aetna Inc. held prior to the deal.

9.       What is the tax treatment?  What is the tax mechanism?

         The sale is expected to result in minimal tax for Aetna.

10.      What exactly do shareholders receive?

         For each Aetna Inc. share, shareholders will receive one share of stock in the new health company, as well as approximately $35 per share in cash from ING.

11.      What will a share in the new health company be worth?

         That will depend on what it will trade for in the market.

12. Will shareholders be taxed on the health company stock? On the cash distribution?

         This is a taxable redemption. Shareholders would compare the cash they receive plus the value of the new share on the transaction date to the cost they paid for each old share. The difference would result in the recognition of a taxable gain or loss, which may be long-term capital gains or losses depending on how long the shares have been owned by the shareholders.

13.      What happens to Aetna Inc. and Aetna Services debt?

         Aetna's long-term debt will be assumed by ING.

14.      What will happen to my existing shares of Aetna?

         As a result of the integrated redemption transaction, each share of Aetna Inc. will be redeemed for cash and a new share of the new health company.

15.      What regulatory approvals are required?

         The transaction is subject to customary state, federal and international approvals.

16.      Is a shareholder vote required?

         Yes (2/3 of outstanding shares is required to approve the merger of Aetna Inc. with ING's subsidiary).

17.      When do you expect the sale to close?

         Subject to regulatory approvals and a shareholder vote, Aetna is targeting to close the transaction by the end of 2000.

          ***********************************************************

Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE
MAKING A DECISION CONCERNING THE MERGER.

This document does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, http://www.sec.gov, and Aetna's Web site, http://www.aetna.com. Updated information with respect to the security holdings of these individuals will be included in the final proxy statement to be filed with the SEC.

CAUTIONARY STATEMENT -- Certain information in this document concerning the transaction with ING is forward-looking, including statements regarding the amount of cash per share that Aetna's shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and Aetna's expectation as to the closing date of the ING transaction. Certain information in this document concerning Aetna's health business is also forward-looking, including the future business prospects for Aetna's health business and Aetna's expectations as to the future impact of certain actions and plans Aetna intends to implement in its health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time; the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to, Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.